UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vinci Partners Investments Ltd.
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G9451V109
(CUSIP Number)

Compass Group Cayman LTD Attention: Jaime de la Barra 89 Nexus Way Camana Bay, Grand Cayman KY1-9009, Cayman Islands
+562 2364 4660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9451V109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON COMPASS GROUP CAYMAN LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,760,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,760,491

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9451V109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON MATÍAS RODRIGUEZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PINLACE OF ORGANIZATION CHILE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,760,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,760,491

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G9451V109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON JAIME DE LA BARRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CHILE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,760,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,760,491

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G9451V109	Page 5 of 9 Pages

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common shares, par value $0.00005 per share (the “Common Stock”), of Vinci Partners Investments Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Av. Bartolomeu Mitre, 336, Leblon – Rio de Janeiro, Brazil, 22431-002.

Item 2.	Identity and Background

(a), (f) This Schedule is being filed by Compass Group Cayman LTD, a Cayman Islands company (the “Company”), Mr. Matías Rodriguez, a citizen of Chile, and Mr. Jaime de la Barra, a citizen of Chile (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

The Company is ultimately controlled by Messrs. Matías Rodriguez and Jaime de la Barra. By virtue of these relationships, Messrs. Matías Rodriguez and Jaime de la Barra may be deemed to beneficially own the Common Stock owned directly by the Company. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of Common Stock for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(b) The principal business address for the Company is 89 Nexus Way Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The principal business address for Messrs. Matías Rodriguez and Jaime de la Barra is Av. Rosario Norte 555 piso 14, Las Condes, Santiago, Chile 756 1211.

(c) The Company is a holding company without day-to-day business operations. The principal business of Matías Rodriguez is serving as Co-Chief Financial Officer of Compass Group Chile Inversiones II Ltda. Y Cia. En Comandita Por Acciones and its affiliates and Jaime de la Barra works as the senior investment strategist at Compass Asesorías e Inversiones Ltda and its affiliates.

(d) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

CUSIP No. G9451V109	Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Company received the 4,760,491 shares of Common Stock reported herein as part of the consideration with respect to the business combination of the Issuer and MNC Holdings Limited (the “Merger”) in accordance with the agreement(s) for the Merger. The Company was one of the beneficial owners of MNC Holdings Limited. On October 29, 2024, the Issuer announced that it completed its business combination.

No funds were/are being borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer’s Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

Item 4.	Purpose of Transaction.

As noted in Item 3, the Reporting Persons acquired the 4,760,491 shares of Common Stock over which they exercise beneficial ownership as part of its consideration of the Merger. Mr. Jaime de la Barra has also been appointed to serve as a director to the Issuer’s board of directors.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Company (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Item 5.	Interest in Securities of the Issuer.

As of October 29, 2024, the Reporting Persons beneficially own the number of Common Stock set forth below. Percentage ownership is based on 64,865,964 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024.

(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 4,760,491 shares of Common Stock. These shares of Common Stock represent approximately 7.3% of the outstanding shares of Common Stock of the Issuer. By virtue of Messrs. Matías Rodriguez and Jaime de la Barra serving as directors of the Company, such Reporting Persons may be deemed to be the beneficial owner of 4,760,491 shares of Common Stock which are held by the Company. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

The Company may be deemed to have:

Sole power to vote or direct 0 shares of Common Stock;

Shared power to vote or direct the vote of 4,760,491 shares of Common Stock;

Sole power to dispose or direct the disposition of 0 shares of Common Stock; and

Shared power to dispose or direct the disposition of 4,760,491 shares of Common Stock.

Messrs. Matías Rodriguez and Jaime de la Barra, may be deemed to have:

Sole power to vote or direct 0 shares of Common Stock;

Shared power to vote or direct the vote of 4,760,491 shares of Common Stock;

Sole power to dispose or direct the disposition of 0 of shares Common Stock; and

Shared power to dispose or direct the disposition of 4,760,491 shares of Common Stock.

CUSIP No. G9451V109	Page 7 of 9 Pages

(c) The Reporting Persons have not transacted in the issuer in the past 60 days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Schedule and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the joint filing agreement filed as Exhibit A to this Schedule 13D, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Statement, dated November 8, 2024.

CUSIP No. G9451V109	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Compass Group Cayman LTD

By:	/s/ Matías Rodriguez
Name:	Matías Rodriguez
Title:	Director

Compass Group Cayman LTD

By:	/s/ Jaime de la Barra
Name:	Jaime de la Barra
Title:	Director

Matías Rodriguez

By:	/s/ Matías Rodriguez
Name:	Matías Rodriguez
Title:	Individually

Jaime de la Barra

By:	/s/ Jaime de la Barra
Name:	Jamie de la Barra
Title:	Individually

CUSIP No. G9451V109	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13D under the Act with respect to the Common Stock, $0.00005 per share, of Vinci Partners Investments Ltd., beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13D, thereby incorporating the same into such Schedule 13D.

Dated: November 8, 2024	Compass Group Cayman LTD

	By:	/s/ Matías Rodriguez
	Name:	Matías Rodriguez
	Title:	Director

Compass Group Cayman LTD

	By:	/s/ Jaime de la Barra
	Name:	Jaime de la Barra
	Title:	Director

Matías Rodriguez

	By:	/s/ Matías Rodriguez
	Name:	Matías Rodriguez
	Title:	Individually

Jaime de la Barra

	By:	/s/ Jaime de la Barra
	Name:	Jamie de la Barra
	Title:	Individually